UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Form 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of October 2026

Commission File Number: 000-53445

KB Financial Group Inc.

(Translation of registrant’s name into English)

26, Gukjegeumyung-ro 8-gil, Yeongdeungpo-gu, Seoul 07331, Korea

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☒   Form  40-F ☐

Preliminary Operating Results for the Third Quarter of 2026

On October 29, 2026, KB Financial Group Inc. (“KB Financial Group”) held an earnings conference and released its preliminary operating results for the third quarter of fiscal year 2026. The following tables reflect the key figures released during the conference. The presentation materials for the conference, which contain further details, are available at KB Financial Group’s website (http://www.kbfg.com).

The preliminary figures presented herein are based on International Financial Reporting Standards as adopted by the Republic of Korea (“K-IFRS”) and are currently being reviewed by KB Financial Group’s independent auditors and are therefore subject to change.

1.	Preliminary Operating Results of KB Financial Group (Consolidated)

(Won in millions, %)		3Q 2026	2Q 2026	% Change Increase (Decrease) (Q to Q)	3Q 2025	% Change Increase (Y to Y)
Operating revenue	Specified Quarter	24,498,249	31,757,381	(22.86)	14,972,327	63.62
	Cumulative	86,954,553	—	—	58,916,784	47.59
Net operating profit	Specified Quarter	2,367,289	2,712,548	(12.73)	2,334,990	1.38
	Cumulative	7,807,403	—	—	6,760,989	15.48
Profit before income tax	Specified Quarter	2,349,191	2,732,758	(14.04)	2,261,433	3.88
	Cumulative	7,713,089	—	—	6,911,180	11.60
Profit for the period	Specified Quarter	1,913,172	2,010,508	(4.84)	1,655,228	15.58
	Cumulative	5,840,149	—	—	5,101,930	14.47
Profit attributable to shareholders of the parent company	Specified Quarter	1,907,460	1,992,189	(4.25)	1,686,040	13.13
	Cumulative	5,792,050	—	—	5,121,733	13.09

Notes: 1)

“Operating revenue” represents the sum of interest income, fee and commission income, insurance income, reinsurance income, gain on financial assets/liabilities at fair value through profit or loss, other insurance finance income and other operating income.

2.	Preliminary Operating Results of Kookmin Bank (Consolidated)

(Won in millions, %)		3Q 2026	2Q 2026	% Change Increase (Q to Q)	3Q 2025	% Change Increase (Decrease) (Y to Y)
Operating revenue	Specified Quarter	13,826,377	11,750,941	17.66	6,444,666	114.54
	Cumulative	41,495,236	—	—	31,425,703	32.04
Net operating profit	Specified Quarter	1,573,164	1,505,435	4.50	1,573,852	(0.04)
	Cumulative	4,703,549	—	—	4,519,186	4.08
Profit before income tax	Specified Quarter	1,549,031	1,509,062	2.65	1,578,930	(1.89)
	Cumulative	4,575,832	—	—	4,490,178	1.91
Profit for the period	Specified Quarter	1,340,604	1,124,017	19.27	1,175,328	14.06
	Cumulative	3,564,846	—	—	3,345,168	6.57
Profit attributable to shareholders of the parent company	Specified Quarter	1,350,858	1,124,363	20.14	1,176,943	14.78
	Cumulative	3,576,260	—	—	3,364,548	6.29

Note: 1)	“Operating revenue” represents the sum of interest income, fee and commission income, gain on financial assets/liabilities at fair value through profit or loss and other operating income.

3.	Preliminary Operating Results of KB Securities Co., Ltd. (“KB Securities”) (Consolidated)

(Won in millions, %)		3Q 2026	2Q 2026	% Change Increase (Decrease) (Q to Q)	3Q 2025	% Change Increase (Y to Y)
Operating revenue	Specified Quarter	5,441,505	12,277,933	(55.68)	2,746,467	98.13
	Cumulative	26,070,376	—	—	8,951,291	191.25
Net operating profit	Specified Quarter	380,995	600,609	(36.57)	225,264	69.13
	Cumulative	1,434,718	—	—	667,919	114.80
Profit before income tax	Specified Quarter	392,601	608,584	(35.49)	213,389	83.98
	Cumulative	1,472,590	—	—	673,908	118.51
Profit for the period	Specified Quarter	273,040	450,769	(39.43)	160,067	70.58
	Cumulative	1,074,044	—	—	502,428	113.77
Profit attributable to shareholders of the parent company	Specified Quarter	272,582	449,886	(39.41)	159,172	71.25
	Cumulative	1,071,564	—	—	500,768	113.98

Notes: 1)

The above figures are based on KB Securities’ consolidated financial statements, as a result of which the figures may differ from KB Securities’ earnings results to be released at KB Financial Group’s earnings conference for the third quarter of fiscal year 2026, which are based on KB Financial Group’s consolidated financial statements.

2)  “Operating revenue” represents operating income based on KB Securities’ financial statements.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

KB Financial Group Inc.
(Registrant)

Date: October 29, 2026	By:	/s/ Sang Rok Na
(Signature)
Name: Sang Rok Na
Title: Senior Managing Director and Chief Financial Officer